VIA EDGAR

January 15, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer, Staff Attorney

Re:	Jacksam Corp Registration Statement on Form S-1 Filed on November 16, 2018 File no. 333-228422

Dear Mr. Fischer:

We write on behalf of Jacksam Corp (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated December 11, 2018 commenting on the Company’s Form Registration Statement on Form S-1, filed November 16, 2018.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Form S-1 filed on November 16, 2018

Risk Factors, page 8

1.	Add a risk factor highlighting the manufacturing problems that have affected your gross margins since inception.

RESPONSE: We have revised the registration statement as requested by adding a risk factor highlighting the Company’s manufacturing problems that affected our gross margins since inception at page 8.

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Our inability to effectively protect our intellectual property would adversely affect..., page 11

2.	Please revise to disclose the expiration date for your Chinese patent. Please similarly revise at page 40.

RESPONSE: We have revised the registration statement as requested, at both pages 11 and 40, to indicate that the patent is valid for ten years from its May 31, 2017, date of initial issuance.

Our principal stockholders...own a significant percentage or our common stock..., page 13

3.	Please revise to disclose the percentage held by controlling shareholders both prior to and assuming completion of the current offering.

RESPONSE: We have revised the registration statement risk factor at page 13 as requested to reflect the percentage of our common stock held by our officers, directors and 5% or better shareholders both prior to and following the completion of the offering.

We may have material liabilities that were not discovered before, and have not been discovered since, the closing of the Merger, page 15

4.	Highlight the potential for undisclosed material liabilities as a result of the lack of contact between current management and former management and lack of knowledge or information relating to the business operations conducted by the company between 1989-2016.

RESPONSE: We have revised the registration statement risk factor at page 15 as requested to disclose the practical difficulties we would experience in defending against claimants asserting previously unknown, and unexpired, claims without the assistance of management in place at the time these obligations would be alleged to have been incurred.

We do not have a class of our securities registered under Section 12 of the Exchange Act..., page 16

5.	Your references to being a voluntary filer should be deleted. Please revise this risk factor to make clear that upon effectiveness of this registration statement you will have a reporting obligation under Section 15(d) of the Exchange Act, and highlight the reports (e.g. proxy statements) that you will not be required to provide investors unless you register a class of securities under Section 12 of the Exchange Act.

RESPONSE: We have revised the registration statement risk factor at page 16 as requested.

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Management's Discussion and Analysis of Financial Condition or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 24

6.	We note your disclosure on page 29 that you "recognize the revenue upon down payment." Please clarify and explain at what point in the earnings process you recognize revenue, and why you believe it is appropriate to recognize revenue upon receipt of your customer’s deposit. Refer us to the specific accounting literature that is the basis for you policy.

RESPONSE: The statement in the registration statement is incorrect and has been revised at page 29 to reflect the correct policy, which is that revenue is not recognized until the product ships to the customer.

7.	We note on page 30 that your reported results have been materially impacted by defective product returns. Please provide us an analysis of the impact of such products returns, and any other discounts and allowances, if material, on your revenues for each reporting period. Furthermore, explain to us your accounting for product returns (and any other allowances, discounts and rebates), and disclose your accounting policy for such returns and any other material allowances, and quantify the amounts recognized for each of the periods presented.

RESPONSE: The return of defective products reduces revenues and decreases margins. When machines are returned, we can normally fix the problem and resell the machine. The machines are resold at a lower price, typically 20% to 25% lower than the original price. In addition, we pay additional costs for shipping and replacement parts which increases the cost of goods sold. When cartridges are defective, we may be able to fix the issue and resell the cartridges, but more often, the cartridges can not be resold, because the client has filled them with oil. In this case, the purchase price is refunded, reducing revenues and compressing margins.

The way the company accounts for product returns is to reduce the revenue realized in the quarter in which it was originally recognized. There is no accounting adjustment for discounts offered on the products. The company offers its customers discounts on a deal by deal basis. The size of the discount is typically based on the amount of the transaction and the future business potential. (i.e. the company will likely give a larger discount on machines if it determines that the customer is also likely to buy cartridges from the company, which may represent recurring revenues). The company has historically shipped machines in batches, and the returns typically happen within 30 days, so there are very few cross period returns. The company classifies selling discounts and rebates, if any, as a reduction of revenue at the time the sale is recorded. In addition, the company records a reserve for estimates returns and based on historical experience. As of December 31, 2017 and 2016 the Company did not have a product return accrual as the short period in which customers are allowed to return products resulted in any otherwise material returns taking place in the same accounting period for which the sale was originally recorded and, therefore, would have been accounted for as an offset to such related sale.

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The company’s machine return policy is to accept a return for any reason within the first 7 business days and we warranty parts and labor for 1 year and non-wear item parts for 3 years. Any other machine returns are for the product not working properly after the company has attempted to fix the issue(s).

The company will only allow cartridge returns if the cartridges are not working properly (i.e. they leak or fail to connect to the battery, etc.). The one exception is if the cartridge is incorrect for the customer’s oil viscosity. The company will have the customer test the cartridge with their oil before delivering any large quantities, so this would not have a material effect on revenues or COGS.

The company has revised the registration statement, at pages 30-32, to include additional disclosure regarding the effects on revenues and COGS for returned and defective products.

Results of Operations, page 30

8.	Please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.

•	We note it is not clear to what extent volume, price changes, and product mix impacted the increase in net revenues or the reasons for the changes in these components. Please expand the revenue discussion to separately quantify the change in revenues due to changes in price and volume for the 710 Shark cartridge filling machines, the 710 Captain cartridge capping machines, and your proprietary cartridges.

•	We note your discussion and analysis of cost of sales is limited to the context of gross profit which does not address your cost of sales directly. Please expand your disclosure to provide separate quantification and discussion of changes in significant components of cost of sales that caused the item to materially vary from the prior period.

•	We note that the increase in operating expenses was due in part to SG&A expenses, including employee count and hiring an outsourced marketing agency. Please quantify these changes and provide the actual cost figures necessary to put these changes in proper context.

We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

RESPONSE: We have revised the registration statement as requested at pages 30-32.

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9.	We note on page 30 that a majority of your products are manufactured in China. Please disclose the material terms of these manufacturing arrangements including any minimum purchase obligations or other commitments.

RESPONSE: We have revised the registration statement as requested by including new disclosure, at page 33, regarding the terms of our manufacturing arrangements.

Description of Business, page 35

10.	Please revise to include disclosure concerning existing or probable governmental regulations on your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

RESPONSE: We have revised the registration statement as requested by including new disclosure, on page 39, which both refers the reader to the earlier disclosure in Risk Factors regarding the business of our customers and to reflect that there is no other material regulation of our business or products other than those laws of general application.

Our Products

Vaporizers-Cartridges and Disposables, page 39

11.	It does not appear that the picture under this heading is representative of your proprietary cartridges. Please advise.

RESPONSE: We have corrected the error by removing the photograph at page 39.

Plan of Distribution, page 50

12.	We note that the market for your common stock is illiquid, so it is unclear how the restrictions imposed upon the resale of the shares underlying the 2017 Debentures will be enforced. Please clarify how the determinations of daily volume and sales prices will be made.

RESPONSE: Each selling shareholder is contractually bound to honor the restrictions. In particular, each has agreed to (i) effect sales of the shares obtained upon conversion through a broker approved by the company, and (ii) the entry of stop transfer instructions with the company's transfer agent against the transfer of the shares except in compliance with the Leak-Out Agreement. Each selling shareholder further authorized the company to obtain account statements directly from the approved broker in order to permit the company to monitor and enforce compliance.

The initial relative illiquidity of the market for the company’s common stock may, in the beginning, cause the company to temporarily waive some of the volume and price limits in order to help facilitate meaningful trading volume and liquidity. The company cannot make this determination in advance, however.

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Signatures, page 58

13.	Please indicate who is signing the registration statement in the capacity of principal accounting officer or controller.

RESPONSE: We have revised the signature blocks on the registration statement to clarify that the registrant’s CFO, Michael Sakala, is signing as the principal accounting officer.

Financial Statements

Note 2: Significant Accounting Policies

e) Cash and Cash Equivalents, page F-6

14.	With a view towards comprehensive footnote disclosure, please explain the nature of your customer deposits, including whether related revenues are deferred, and specifically tell us if the deposits include agreements that legally restrict your ability to freely withdrawal or make use the deposited cash. If so, it appears you should report restricted cash as a separate line-item on your balance sheet in accordance with 5.02.1 of Regulation S-X. Please revise or advise us.

RESPONSE: The company requires a deposit with each product order from its customers. The company is not legally restricted from using the customer deposit. The company does not recognize any revenue upon receipt of a customer deposit but only upon shipment of the product to the customer.

j) Revenue Recognition, page F-8

15.	We note your adoption of the new revenue recognition standard, ASC 606, on January 1, 2017. Please revise your revenue recognition policy disclosures to reflect your full compliance with this guidance or advise us.

RESPONSE: We have corrected the disclosure to reflect the adoption of ASC 606, on January 1, 2018 on page F-8, as well as on pages F-10 and F-22. The financial statements and footnotes as previously filed for the period ending September 30, 2018 reflects the new accounting policy with respect to the five-step model required by ASC 606.

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Note 7: Accrued Liabilities - Other, page F-29

16.	We note your disclosure regarding the accrued liability of $1,642,118. Please explain to us, in detail, the facts and circumstances concerning your recognition of this liability in your financial statements including:

•	why you have recorded it on your balance sheet as of September 30, 2018;

•	how you became aware of the existence of the obligation and whether any creditors have notified the Company regarding unpaid obligations of China Grand Resorts, Inc.;

•	why it is not reflected on the China Grand Resorts, Inc balance sheets as of June 30, 2018 and September 30, 2017; and

•	an explanation of how you recorded the accrual i.e. the other side of the journal entry.

RESPONSE: Public filings for the registrant reflect that during the period 2009 through June 2014, the registrant obtained loans to fund its operations from two affiliates, Beijing Hua Hei Hengye Investment Limited (“Hua Hui”) and Redrock Capital Venture Limited (“Redrock”) (together, the “Related Party Loans”), which loans are the basis for the inclusion on the registrant’s balance sheet of the accrued liability that is the subject of this comment 16.

Current management of the registrant became aware of the Related Party Loans as reflected on balance sheets for the registrant prior to September 30, 2017, and the subsequent omission from the balance sheets dated June 30, 2018 and September 2017, during the pre-Merger investigation of the registrant.

Neither Hua Hui nor Redrock has contacted the registrant at all, including regarding any claimed unpaid obligations of the registrant. Current management has been unable to locate any contact information for either Hua Hui or Redrock and has been unable to establish that either entity does or does not still exist.

Current management’s understanding as to the facts behind the Related Party Loans is as follows: Both Hua Hui and Redrock were affiliates of the Registrant during the time the Related Party Loans were made to the Registrant. In the case of Hua Hui, it was an affiliate by virtue of its ownership of 84.8% of the outstanding shares of common stock and the fact that the chief executive officer of the Registrant also was the chief executive officer and the sole shareholder of Hua Hui. In the case of Redrock, it was an affiliate by virtue of its ownership of 5.8% of the outstanding shares of common stock. The percentages of common stock held by these stockholders is as was reported in the Registrant’s Annual Report on Form 10-K for the period ended September 30, 2013, the last 10-K filed by former management (the “2013 10-K”).

As disclosed in Note 6 to the 2013 10-K (“Note 6”), as of September 30, 2013 and 2012, the Registrant was indebted to Hua Hui in the sum of $1,180,232 and $958,271, respectively, and, as of said dates, was indebted to Redrock in the sum of $100,281 and $100,281, respectively. Note 6 describes the terms of the loans from the related parties as follows:

“(a) From June 2009 through December 2009, we received loans from Redrock Capital Venture Limited (“Redrock”) for working capital purpose. The loans are unsecured, due on demand, and without formal writing [sic] loan agreements. The loans amounted to $100,280 as of December 31, 2009 and remained the same amount as of September 30, 2013. Redrock is currently a minority shareholder of the Registrant.

(b) Commencing in October 2009, we began receiving loans from time to time from Hua Hui, our largest shareholder, for working capital purposes. As of September 30, 2013, the amount due to Hua Hui is $1,180,232 which is due on demand and bears interest at the prevailing rate charged by the PRC Central Bank. The loans that we received from Hua Hui in the year ended September 30, 2013 and September 30, 2012 amounted to $168,482 and $212,589, respectively. The interest accrued for the year ended September 30, 2013 amounted to approximately $53,479 and the effective interest rate of the loans was 5.58%. The interest accrued for the year ended September 30, 2012 amounted to approximately $42,219 and the effective interest rate of the loans was 5.5%.”

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In the financial statements furnished by the Registrant to the SEC in the periodic reports it has filed since the June 2014 10-Q (as filed August 14, 2014), the registrant continued to use the information provided by former management in Note 6 as the basis for reporting the Related Party Loans, which it then disclosed in a note titled “Related Party Transactions Prior to Registrant Being Abandoned” in the reports filed by Mr. Glass until the 10-Q for the period ended September 30, 2017.

Note 6 states specifically that the Redrock loan was not memorialized in a written agreement or instrument. The periodic reports filed by management in place prior to Mr. Glass do not indicate that the Hua Hui loan is embodied in a written instrument. Mr. Glass conducted a thorough search of the periodic reports filed by the registrant with the SEC since it first disclosed the Related Party Loans and could not locate an exhibit that documents the Hua Hui loan. Current management has confirmed this to be the case.

Consequently, Mr. Glass took the position that the Hua Hui loan was also an oral agreement of the party not memorialized in a written agreement. At March 31, 2018, the registrant was indebted to Hua Hui in the sum of $1,219,814 and, as of said date, was indebted to Redrock in the sum of $100,281, as reported in the quarterly report on Form 10-Q it filed with the SEC for the period the ended. Thereafter, the registrant under Mr. Glass took the position that the statute of limitations with respect to the Related Party Loans had expired and that the lenders were barred from pursuing a claim against the registrant for repayment of the amount loaned under the four year limitation period for commencing such an action as imposed by Nevada Revised Statutes section 11.190(2)(c) because, under Mr. Glass:

•	registrant determined that June 30, 2014 serves as the last possible date on which “the cause of action shall have accrued” within the meaning of NRS 11.190;

•	since April 2016, no party had made a demand on the registrant of any kind for the payment of any Related Party Loans;

•	to registrant’s knowledge and understanding, we have not (i) acknowledged that we are obligated to repay the Related Party Loans or (ii) taken any other action that would toll the statute of limitations with respect to the Related Party Loans; and

•	a review of all periodic reports filed by the registrant since the date of the first Related Party Loan and have not located any documents that demonstrate that any of the Related Party Loans is evidenced by a written agreement or instrument.

Consequently, the registrant eliminated the liability from its balance sheets dated June 30, 2018 and September 30, 2017.

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Current management, while agreeing that the Related Party Loans are subject to defenses based on NRS 11.190, however, disagrees that the foregoing facts are sufficient to establish to its satisfaction that the Related Party Loans can be properly removed from registrant’s balance sheet at this time and, therefore, determined to list the Related Party Loans as liabilities on the 10-Q filed for the period ended September 30, 2018. In reaching this conclusion, current management consulted ASC 405-20-40 and determined that neither a judicial or creditor release has been received in order to extinguish the liability.

In including the Related Party Loans as liabilities on the registrant’s balance sheet, the registrant included the liabilities as part of the entries to record the recapitalization related to the reverse merger.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 527-5277.

Sincerely,

BRYAN R. CLARK PC

/s/ Bryan Clark

Bryan Clark

Enclosure (Acknowledgment by the Company)

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JACKSAM CORP

30291 AVENIDA DE LAS BANDERAS, SUITE B

RANCHO SANTA MARGARITA, CA 92688

Via EDGAR

January 15, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Paul Fischer, Staff Attorney

Re:	Jacksam Corp Registration Statement on Form S-1/A Filed on January 15, 2019 File no. 333-228422

Dear Mr. Fischer:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments relayed to our counsel, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jacksam Corp

/s/ Mark Adams
By:	Mark Adams
Chief Executive Officer

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